13013588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Citation Financial Group, L.P.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 17th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Murphy — (212) 618-0900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, Richard Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Citation Financial Group, L.P.** as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Pres. Of Corp. General Partner

Title

Notary Public

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citation Financial Group, L.P.

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the General Partner
Citation Financial Group, L.P.
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citation Financial Group, L.P. (the "Partnership") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citation Financial Group, L.P. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

Citation Financial Group, L.P.

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash	$	6,035
Receivable From Clearing Broker		107,512
Deposit With Clearing Broker		250,000
Loans Receivable		202,163
Prepaid Expenses and Other Assets		52,529
Total assets	$	618,239
LIABILITIES AND PARTNER'S CAPITAL		
Liabilities:		
Accrued employee compensation and benefits	$	48,272
Accrued expenses and other liabilities		42,917
Total liabilities		91,189
Commitments, Contingencies and Guarantees		
Partner's Capital		527,050
Total liabilities and Partner's capital	$	618,239

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Citation Financial Group, L.P. (the "Partnership") is a partnership formed pursuant to the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership deals primarily in debt securities on behalf of institutional customers and other broker-dealers and clears its transactions through a broker-dealer on a fully disclosed basis. The Partnership carries no margin accounts and does not hold funds or securities for or owe money or securities to customers.

The Partnership records transactions in securities and commission revenue and related expenses on a trade-date basis.

The Partnership holds an unrestricted cash account with one major financial institution which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such account.

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Partnership clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC."

The Partnership follows the provisions of FASB ASC Topic 740, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2009.

Subsequent Events: The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Recently Adopted Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Partnership. The adoption did not have a material impact on the financial statements.

In June 2011, the FASB issued new guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in partner's capital. This guidance was effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Partnership's effective date was January 1, 2012. The adoption of this guidance did not have a material impact on the financial position or results of operations.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Partnership's financial position or results of operations.

Note 2. Receivable From Clearing Broker

Receivable from clearing broker represents cash balances on deposit with the Partnership's clearing broker. The Partnership is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Partnership does not anticipate nonperformance by this counterparty.

Note 3. Income Taxes

As a partnership, the Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax. Such amounts are included in other expenses on the accompanying statement of operations.

Note 4. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2012, the Partnership had net capital of $272,358, which exceeded the minimum requirement by $172,358. The Partnership's ratio of aggregate indebtedness to net capital at December 31, 2012 was .3348 to 1.

Note 5. Related Party Transactions

General Partner: The Partnership rents its main office in New York from a related entity under common management on a month-to-month basis for $2,679 per month. The related entity also provides back office services to the Partnership at the rate of $3,000 per month.

Note 5. Related Party Transactions (Continued)

Loans Receivable: Loans receivable consists of a $50,000 loan made to a majority member of the General Partner. The loan bears interest of 2% per annum. Principal and interest is payable on June 30, 2013.

Loans receivable also consists of $152,163 in loans made to certain employees of the Partnership. The loans are payable on demand.

Note 6. Commitments, Contingencies and Guarantees

In accordance with FASB ASC 450, *Accounting for Contingencies*, the Partnership's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2012, the Partnership is not aware of any outstanding contingencies.

Note 7. Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of future obligation under these indemnifications to be remote.